FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	December	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Sprint Launches BlackBerry Curve 8350i for Customers Wanting the Most Advanced Push-to-Talk BlackBerry Smartphone Ever	4

Document 1

Sprint Launches BlackBerry Curve 8350i for Customers Wanting the Most Advanced

Push-to-Talk BlackBerry Smartphone Ever

First push-to-talk BlackBerry smartphone with built-in Wi-Fi and Group Connect demonstrates Sprint’s firm commitment to the Nextel National Network

OVERLAND PARK, Kan. and WATERLOO, Ontario – December 15, 2008 – Responding to the requests of Nextel Direct Connect customers, Sprint (NYSE: S) today launched the BlackBerry® Curve™ 8350i smartphone. Developed by Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), the new BlackBerry Curve 8350i is the most advanced push-to-talk BlackBerry smartphone ever.

The BlackBerry Curve 8350i smartphone utilizes iDEN technology on the Nextel National Network. It offers Nextel Direct Connect, the only national push-to-talk service in the industry to offer sub-second call set up to the world’s largest push-to-talk community with millions of users.

The BlackBerry Curve 8350i is the first push-to-talk BlackBerry smartphone to offer:

•

Built-in Wi-Fi® support, allowing customers to browse the Internet and download email attachments quickly and easily wherever they have Wi-Fi access, and they can also send and receive emails or browse the Internet while talking on the phone.

•	Group Connect, enabling customers to instantly set up group conversations with up to 20 participants.

Additionally, the BlackBerry Curve 8350i smartphone supports:

•

Integrated business solutions, including a large selection of GPS-enabled solutions and access to thousands of other third-party mobile applications for jobs such as dispatch operations and fleet and workforce management.

•	International Direct Connect, which enables instant connections between the United States, Canada, Mexico, Argentina, Brazil, Chile and Peru.

•	Talkgroup, which connects groups of up to 200 people at once within the same local market and in the same fleet.

“Because of its unique combination of push-to-talk capabilities and several other advanced features, the BlackBerry Curve 8350i smartphone is likely to appeal to both individual consumers and business customers,” said David Chamberlain, principal analyst with analyst firm In-Stat. “The BlackBerry Curve 8350i smartphone can also address the needs of several industries such as construction, field services, transportation and manufacturing.”

“The BlackBerry Curve 8350i smartphone is the most recent example of our solid commitment to iDEN technology and our Nextel Direct Connect customers,” said Danny Bowman, president of Nextel Direct Connect. “The BlackBerry Curve 8350i smartphone is designed for customers who require instant convenient push-to-talk services to communicate with friends and family as well as with employees, customers and suppliers. The BlackBerry Curve 8350i is a premium smartphone that strikes a perfect balance between performance and usability.”

The BlackBerry Curve 8350i smartphone is slim with a sleek black exterior, a full QWERTY keyboard, a convenient trackball with intuitive navigation and an internal antenna for a smooth, clean design. Other key features include:

•	BlackBerry Device Software v4.6 for a simple and easy user experience with an updated interface, new shortcuts, an enhanced HTML web browser, support for free/busy calendar lookups and more.

•	BlackBerry “push” email for easy and efficient delivery of corporate and personal email.

•	Robust messaging capabilities with support for popular instant messaging, multimedia messaging (MMS) and text messaging services.

•	Integrated GPS for step-by-step directions, navigation and local search as well as support for other location-based applications and services.

•	Advanced media player for listening to music, watching videos and viewing pictures.

•	2 megapixel digital camera with digital zoom, flash and video recording*.

•	DataViz® Documents To Go® preinstalled for editing Microsoft® Word, Excel and PowerPoint files directly on the smartphone.

•	Speakerphone that provides exceptional sound quality.

•	Expandable memory of up to 16GB through its microSD/SDHC memory card slot, providing plenty of storage for pictures, videos, music and documents.

•	Bluetooth® 2.0 support for hands-free use with headsets, car kits, stereo headsets and other Bluetooth peripherals.

•	Support for thousands of applications, including business, lifestyle and entertainment titles.

•	Stereo headset jack for calls, push-to-talk conversations, music and other audio.

•	Removable/rechargeable 1400 mAH battery.

“The BlackBerry Curve 8350i smartphone is ideal for customers who want the benefit of the popular Nextel Direct Connect service together with the power of the BlackBerry platform," said Mark Guibert, vice president of corporate marketing at RIM. “We think Nextel Direct Connect customers will be very pleased with its range of new features and stylish design, and we are very excited to be launching the BlackBerry Curve 8350i smartphone today with Sprint.”

The BlackBerry Curve 8350i smartphone is available beginning today at www.sprint.com or 1-800-SPRINT-1 or from a Sprint business sales representative. It is available for as low as $149.99 with a two-year service agreement, an $80 instant savings credit and a $100 mail-in rebate. On January 11, it will be available in Sprint retail stores nationwide.

The BlackBerry Curve 8350i smartphone measures 4.4” x 2.4” x .7” and weighs 4.7 ounces. For more information about the BlackBerry Curve 8350i smartphone, visit: www.sprint.com. For more information about Nextel Direct Connect, visit www.sprint.com/nextel.

* Video recording requires a microSD card, sold separately.

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two wireless networks serving nearly 51 million customers at the end of the third quarter 2008; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

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Media Contacts:

Aaron Radelet, Sprint

703-433-8246

Marisa Conway, Brodeur Partners (PR Agency for RIM)

212-515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

519-888-7465

investor_relations@rim.com

EDITOR’S NOTE: VISIT WWW.SPRINT.COM/NEWSROOM FOR MORE INFORMATION ON

SPRINT DEVICES, INCLCUDING FACT SHEETS AND IMAGES.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 15, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President Investor Relations